

Andrew Koval
CTO SolarGaps Inc.

San Francisco, California, United States · Contact info

145 connections

 SolarGaps Inc.

Experience

CTO
SolarGaps Inc. · Full-time
Apr 2016 – Present · 5 yrs 8 mos
San Francisco, California, United States